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Exhibit 17.2

VIA EMAIL

October 25, 2004

Phil Wilson
Chairman of the Board
Gateway Energy Corporation
4000 NE 58th Terr.
Gladstone, MO 64119

Mr. Wilson:

I am writing to formalize the accomplished fact of my termination as President and Chief Executive Officer of Gateway Energy Corporation ("Gateway" or the "Company"). I agreed, in my employment contract, to serve as President and CEO. Under the Employment Agreement, the Company agreed to vest me with both the duty and the authority to act in those capacities. As the Agreement states, "such duties and powers shall be consistent with those normally expected of persons holding similar positions."

Simply put, you have breached this obligation. The present Board majority has frequently and seriously interfered in my day to day management of Gateway. The Board majority has not only conducted Company business on its own, but has actually refused to tell me what business it was conducting. Finally, the Board majority has refused to attend when, in an exercise of rights granted me under the By-Laws, I have called Special Meetings of the Board to discuss these and other pertinent and urgent issues.

I am one of Gateway's largest individual shareholders and one of its longest-serving employees. For those reasons, and others, I leave with many regrets and deep concern for its future. However, given the clear breach of our Agreement, I must, at a minimum, treat my employment as constructively terminated by the Board majority. Since my employment has been terminated, Gateway may now be able to locate a President/Chief Executive Officer more compatible with the policies and aims of the Board majority, as well as the considerably diminished role you envision for that office. In any event, it is an office you no longer permit me to perform, and which I am physically vacating, effective immediately.

Sincerely,

/s/ Michael T. Fadden

Michael T. Fadden

Cc:	Scott Heflin, John Raasch, John Ewing, Charles Holtgraves Steve Gehring, Cline Williams Wright Johnson & Oldfather Brian Baumler, Pannell Kerr Forster of Texas, P.C.

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  Exhibit 17.2